UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(No fee required)

For the Fiscal Year Ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(No fee required)

For the transition period from ________ to ________

Commission File No. 001-31720

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PIPER JAFFRAY COMPANIES RETIREMENT PLAN

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PIPER JAFFRAY COMPANIES
800 Nicollet Mall, Suite 800
Minneapolis, MN 55402

Piper Jaffray Companies Retirement Plan
Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants
Piper Jaffray Companies Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Piper Jaffray Companies Retirement Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
June 27, 2013

Piper Jaffray Companies Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,	December 31,
(Dollars in thousands)	2012	2011
Assets
Investments, at fair value:
Mutual funds	$92,457	$80,053
Common/collective trusts	28,291	24,047
Piper Jaffray Companies Stock Fund	12,645	8,385
Total investments	133,393	112,485

Cash	168	173

Receivables:
Employer contributions receivable	3,939	3,814
Notes receivable from participants	1,583	1,510
Mutual fund rebates receivable	22	—
Total receivables	5,544	5,324

Total assets	139,105	117,982

Liabilities
Payables:
Trade activity pending	(168)	(173)
Administrative Fees	(49)	—
Total payables	(217)	(173)

Total liabilities	(217)	(173)

Net assets available for benefits at fair value	138,888	117,809

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(330)	(246)

Net assets available for benefits	$138,558	$117,563

See Notes to Financials Statements

Piper Jaffray Companies Retirement Plan
Statements of Changes in Net Assets Available for Benefits

	For the Year Ended December 31,
(Dollars in thousands)	2012	2011
Additions:
Investment income:
Net appreciation/(depreciation) in fair value of investments	$16,791	$(9,434)
Interest and dividends	1,840	1,528
Mutual fund rebates	140	175
Total investment income/(loss)	18,771	(7,731)

Interest income on notes receivable from participants	65	61

Contributions:
Employer – noncash	3,939	3,814
Participants	9,379	9,667
Rollovers and transfers in	479	1,204
Total contributions	13,797	14,685

Deductions:
Participant withdrawals	(11,287)	(12,646)
Administrative fees	(183)	(193)
Trade activity pending	(168)	(173)
Total deductions	(11,638)	(13,012)

Net increase/(decrease) in net assets available for benefits	20,995	(5,997)
Net assets available for benefits, beginning of year	$117,563	123,560

Net assets available for benefits, end of year	$138,558	$117,563

See Notes to Financials Statements

Piper Jaffray Companies Retirement Plan
Notes to Financial Statements

Note 1 Description of the Plan

General

The Piper Jaffray Companies Retirement Plan (the “Plan”) is a contributory defined contribution plan covering certain employees of Piper Jaffray Companies (the “Company” or “Plan sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following provides only general terms of the Plan. A complete description of the Plan is available from the Company.

Contributions

Participants may contribute between 1 and 50 percent of their recognized compensation, as defined in the Plan document, for each pay period up to an annual maximum of $17,000 for 2012. In addition, participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions through payroll deductions to an annual maximum of $5,500 in 2012. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Eligible employees are automatically enrolled in the Plan at a three percent contribution rate if the employee does not take affirmative action to stop contributions or change contribution percentages.

The Company matches 100 percent of the first six percent of recognized compensation contributed by the participant up to the Social Security taxable wage base of $110,100 for 2012 (“Matching Contribution”). Participants are eligible for the Company's Matching Contribution beginning on the January 1 subsequent to the commencement of a participant's employment. The Matching Contribution is generally paid following the end of the Plan year and participants must be employed on the last business day of the Plan year to receive the Company's Matching Contribution.

Vesting

Participants are immediately vested in their contributions made to the Plan from their recognized compensation and the earnings thereon. In addition, participants are immediately vested in the Company's Matching Contribution and earnings thereon. Vesting in the Company's Profit Sharing Contribution and earnings thereon is based on years of continued services. A participant is 100 percent vested in their Profit Sharing Contribution after five years of service from the date of entrance into the Plan, with at least 1,000 hours of service in each Plan year. Additionally, participants become 100 percent vested in Profit Sharing Contributions when they reach age 59 1/2 or terminate employment as a result of becoming totally or permanently disabled or death. All participants were fully vested in their Profit Sharing Contributions as of December 31, 2012.

Participant Accounts

Separate accounts are maintained for each participant whereby the participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined.

Forfeited account balances of terminated participants' nonvested accounts are used to first reinstate the accounts of rehired participants. If a participant returns to the Company and completes a year of vesting service before the participant has five consecutive one-year breaks in service, the forfeited amount will be reinstated to the participant's account at the end of that year. Any remaining forfeited account balances may be used to offset the Company's Matching Contribution or pay administrative expenses of the Plan.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range up to 5 years or up to 15 years if the loan is used towards the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear a fixed interest rate of one percent over the prime rate for the business day preceding the date the loan is granted. Principal and interest are paid ratably through semi-monthly payroll deductions. A participant may prepay a loan in full at any time without penalty. Participants who terminate

Piper Jaffray Companies Retirement Plan
Notes to Financial Statements — Continued

employment with outstanding loan balances have 90 days from the last day of their employment to pay the balance of their loan in full. Loans not repaid within that timeframe will be reported as taxable distributions. Participant loans are recorded at their unpaid principal balance, plus accrued but unpaid interest.

Benefits

After reaching the age of 59 1/2, a participant may elect to withdraw all or a portion of the value of their account without penalty. Hardship withdrawals by actively employed participants before the age of 59 1/2 are permitted for pre-tax contributions, only after meeting specified criteria, as defined in the Plan. Actively employed participants prior to the age of 59 1/2 can also elect to withdraw all or a portion of the rollover contributions or transferred contributions made to the Plan. Although hardship and rollover withdrawals are allowed without penalty, a participant may be subject to a 10 percent federal penalty tax on other types of withdrawals.

If a participant's employment ends for reasons other than total or permanent disability or death and the balance is less than $1,000, a distribution must be paid to the participant in the form of a lump-sum payment or direct rollover. If the participant's balance exceeds $1,000, payment will not be made before age 70 1/2 without prior consent. The following options of distribution are available: lump-sum distribution, direct rollover, and delayed distribution or installment distribution (available only if participant's balance exceeds $1,000). Upon death, the balance in the participant's account is paid to the designated beneficiary in one of the above mentioned distribution options.

Note 2 Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain items in prior periods have been reclassified to conform to current year presentation.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 820, “Fair Value Measurement,” (“ASC 820”) provides a definition of fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. ASC 820 maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect our assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level I – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities as of the report date.

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the report date.

Level III – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Valuation of Investment Contracts

As described in FASB Accounting Standards Codification Topic 962, “Plan Accounting – Defined Contribution Pension Plans,” (“ASC 962”), investment contracts (including contracts underlying other investments) held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

Piper Jaffray Companies Retirement Plan
Notes to Financial Statements — Continued

As required by ASC 962, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Valuation of Investments and Income Recognition

The Plan's investments in mutual funds and the Piper Jaffray Companies Stock Fund are stated at fair value. Quoted market/redemption prices are used to value investments. The Plan's investments in common/collective trusts consist of a fund that invests in small capitalization companies, a fund that invests in guaranteed investment contracts and a fund that invests in the common stock of 500 designated companies.

The investment in common/collective trusts is stated at fair value with an adjustment to contract value in accordance with ASC 962. Fair value is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Contract value is equal to principal balance plus accrued interest.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 3 New Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs,” (“ASU 2011-04”) amending ASC 820. The amended guidance improves the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards. Although most of the amendments only clarify existing guidance in U.S. GAAP, ASU 2011-04 requires new disclosures, with a particular focus on Level III measurements, including quantitative information about the significant unobservable inputs used for all Level III measurements and a qualitative discussion about the sensitivity of recurring Level III measurements to changes in the unobservable inputs disclosed. ASU 2011-04 was effective for the Plan beginning on January 1, 2012. The adoption of ASU 2011-04 did not have an impact on the financial statements of the Plan.

Note 4 Investments

The Retirement Investment Committee oversees the Plan and Trust Agreement. It has the authority to change investment options, such as the replacement of a fund due to the fund's performance, and has the fiduciary responsibility to ensure the Plan is acting in the best interest of the participants.

The following table presents the net appreciation/(depreciation) in the fair value of investments held by the Plan for the years ended December 31:

(Dollars in thousands)	2012	2011
Mutual funds	$9,500	$(5,152)
Common/collective trusts	2,380	480
Piper Jaffray Companies Stock Fund	4,911	(4,762)
Net appreciation/(depreciation) in fair value of investments	$16,791	$(9,434)

Piper Jaffray Companies Retirement Plan
Notes to Financial Statements — Continued

The fair value of individual investments that represent 5 percent or more of the Plan's net assets available for benefits at December 31 are as follows:

(Dollars in thousands)	2012	2011
Allianz NFJ Small Cap Value Fund	$11,936	$11,542
American Europacific Growth Fund	9,555	8,241
American Growth Fund of America	***	11,094
JP Morgan Large Cap Growth Fund	12,543	***
Lord Abbett Developing Growth Fund	8,877	8,662
Oppenheimer Value	8,025	6,828
PIMCO Total Return Fund	17,673	13,878
Piper Jaffray Companies Stock Fund	12,645	8,385
Wells Fargo Stable Return Fund	11,710	9,845
Wells Fargo S&P 500 Index Fund	15,494	13,302
*** Investment was less than 5 percent of the net assets available for benefits

Note 5 Investments in Common/Collective Trusts

The Plan invests in the Advisory Research Small Cap Value Collective Trust Fund (“Small Cap Fund”), the Wells Fargo Stable Return Fund (“Stable Return Fund”) and the Wells Fargo S&P 500 Index Fund (“Index Fund”). The Small Cap Fund is composed of common stock of small capitalization companies; the Stable Return Fund holds benefit-responsive investment contracts; and the Index Fund is a collective investment fund composed of common stock of 500 designated companies. Units held by the Plan represent an undivided proportionate interest in all of the assets and liabilities of the Small Cap Fund, Stable Return Fund and Index Fund. The net asset value of each unit is determined daily, and reflects all earnings, expenses, gains and losses in the Small Cap Fund, Stable Return Fund and Index Fund, respectively. Income on the Small Cap Fund, Stable Return Fund and Index Fund's investments are automatically reinvested and reflected in the net asset value of each unit. The Small Cap Fund and the Index Fund are reported at fair value on the statements of net assets available for benefits. The Stable Return Fund is reported at fair value with an adjustment to contract value on the statements of net assets available for benefits.

Note 6 Fair Value Measurements

The degree of judgment used in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Pricing observability is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established and other characteristics specific to the instrument. Financial instruments for which fair value can be measured from actively quoted prices generally will have a higher degree of pricing observability and a lesser degree of judgment used in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have less, or no, pricing observability and a higher degree of judgment used in measuring fair value. As the observability of prices and inputs may change for a financial instrument from period to period, this condition may cause a transfer of an instrument among the fair value hierarchy levels. Transfers among the levels are recognized at the beginning of each period.

The following is a description of the valuation techniques used to measure fair value.

Investments

Mutual Funds – Mutual funds are valued based on quoted prices in active markets obtained from independent pricing services for identical assets as of the report date. There are no restrictions as to redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds. To the extent these mutual funds are actively traded, valuation adjustments are not applied and they are categorized as Level I.

Common/Collective Trusts – The estimated fair value of the common/collective trusts is net asset value. The use of net asset value as fair value is deemed appropriate as the collective trust funds do not have finite lives, unfunded commitments relating to these types of investments, or significant restrictions on redemptions. Prices for securities held in the underlying portfolios of the funds are primarily obtained from independent pricing services. These prices are based on observable market data for the same or similar securities and, consequently, are classified as Level II.

Piper Jaffray Companies Retirement Plan
Notes to Financial Statements — Continued

Piper Jaffray Companies Stock Fund – The Piper Jaffray Companies Stock Fund is valued based on quoted prices from the exchange for identical assets as of the report date and therefore categorized as Level I.

The following tables summarize the Plan's investment assets by level within the fair value hierarchy. As required by ASC 820, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Investment Assets at Fair Value as of December 31, 2012
(Dollars in thousands)	Level I	Level II	Level III	Total
Investments:
Mutual funds	$92,457	$—	$—	$92,457
Common/collective trusts	—	28,291	—	28,291
Piper Jaffray Companies Stock Fund	12,645	—	—	12,645
Total investments	$105,102	$28,291	$—	$133,393

	Investment Assets at Fair Value as of December 31, 2011
(Dollars in thousands)	Level I	Level II	Level III	Total
Investments:
Mutual funds	$80,053	$—	$—	$80,053
Common/collective trusts	—	24,047	—	24,047
Piper Jaffray Companies Stock Fund	8,385	—	—	8,385
Total investments	$88,438	$24,047	$—	$112,485

There were no investment assets at fair value classified within Level III as of December 31, 2012 and 2011. There were no transfers between Level I and Level II during the years ended December 31, 2012 and 2011.

Note 7 Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated October 30, 2007, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.

On January 31, 2012, the Plan applied for a new determination letter and as of June 27, 2013, the determination letter request was still pending. The Plan administrator believes the Plan has been designed to comply with and is operating in accordance with the requirements of the Code and, therefore, believes the Plan is qualified and tax-exempt. The Plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan sponsor believes it is no longer subject to income tax examinations for years prior to 2009.

Note 8 Risks and Uncertainties

The mutual funds and common/collective trusts of the Plan invest in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Piper Jaffray Companies Retirement Plan
Notes to Financial Statements — Continued

Note 9 Related Party Transactions

The Plan has invested in the Piper Jaffray Companies Stock Fund, which primarily invests in shares of the Company's common stock. As of December 31, 2012 and 2011, the Plan's investment of 398,187 and 411,235 units in the Piper Jaffray Companies Stock Fund was comprised of 379,072 and 399,879 shares of Piper Jaffray Companies common stock with a fair market value of $12,179,584 and $8,077,556, and cash of $465,800 and $307,056, respectively. The Plan made purchases of the Company's common stock of $4,693,241 and $4,087,300 and sales of the Company's common stock of $6,573,215 and $5,117,653 during the years ended December 31, 2012 and 2011, respectively.

On February 15, 2013, the Company made a contribution of shares of the Company's common stock to the Plan in an amount equal to $3,938,942. The contribution represented the Company's Matching Contribution for the year ended December 31, 2012.

The Plan has invested in the Small Cap Fund, Advisory Research All Cap Value Fund, Advisory Research Global Value Fund, Advisory Research International Small Cap Value Fund, and FAMCO MLP & Energy Income Fund, which are managed by Advisory Research, Inc. (“ARI”). ARI is a wholly-owned subsidiary of the Company.

Note 10 Administrative Expenses

The Plan receives mutual fund rebates related to its investments in certain mutual funds. In 2011 and for the nine months ended September 30, 2012, all expenses of the Plan (except to the extent paid by the Company), with the exception of loan processing and distribution fees, were paid by the Plan as a deduction from mutual fund rebates received. Any rebates remaining after the payment of Plan expenses were allocated to Plan participants' accounts. If expenses exceeded rebates they were paid by the Plan sponsor. Effective October 1, 2012, mutual fund rebates are allocated to participants in the distributing fund at the end of each calendar quarter. Plan administrative expenses are charged to each Plan participant at a fixed rate on a quarterly basis.

Loan processing and distribution fees of the Plan are paid out of the account of the requesting participant.

The Company paid certain legal and audit fees related to the Plan during 2012 and 2011.

Note 11 Plan Termination

The Company has the right to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of a complete or partial termination of the Plan or a permanent discontinuation of contributions to the Plan, each affected participant will become fully vested in their Profit Sharing Contribution regardless of length of service. All participants were fully vested in their Profit Sharing Contributions as of December 31, 2012.

Note 12 Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31:

(Dollars in thousands)	2012	2011
Net assets available for benefits per the financial statements	$138,558	$117,563

Adjustment of common/collective trust to fair value	330	246

Net assets available for benefits per the Form 5500	$138,888	$117,809

Piper Jaffray Companies Retirement Plan
Supplemental Schedule

EIN: 30-0168701
Plan: 001

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2012

	Number of		Market
Description	Shares/Units		Value
Common/Collective Trusts:
Advisory Research Small Cap Value Collective Trust Fund *	82,621	units	$1,086,470
Wells Fargo Stable Return Fund	227,561	units	11,709,914
Wells Fargo S&P 500 Index Fund	294,848	units	15,494,391
			28,290,775

Mutual Funds:
Advisory Research All Cap Value Fund *	229,806	shares	2,946,117
Advisory Research Global Value Fund*	29,403	shares	341,371
Advisory Research International Small Cap Value Fund *	176,515	shares	1,901,070
Allianz NFJ Small Cap Value Fund	420,582	shares	11,936,108
American Europacific Growth Fund	232,025	shares	9,554,793
American Funds High Income	139,159	shares	1,580,842
American Funds US Gov. Sec.	127,401	shares	1,810,364
American Investment Company of America	59,403	shares	1,791,005
FAMCO MLP & Energy Income Fund*	130,631	shares	1,455,229
JP Morgan Large Cap Growth Fund	520,678	shares	12,543,142
Lord Abbett Developing Growth Fund	413,458	shares	8,876,935
Neuberger & Berman Equity Fund	11,682	shares	316,826
Oppenheimer Developing Markets	164,514	shares	5,738,253
Oppenheimer Value	342,665	shares	8,025,223
PIMCO Total Return Fund	1,572,347	shares	17,673,185
Russell Real Estate Securities	62,496	shares	2,459,233
Vanguard Global Equity Fund	187,840	shares	3,506,980
			92,456,676

Stock Fund:
Piper Jaffray Companies Stock Fund *	398,187	units	12,645,384
Total investments			133,392,835

Participant loans (interest rate range: 4.0-9.25%, maturity date range: 1/31/2013-11/30/2025) *			1,583,091

Total assets held at end of year			$134,975,926

*	Indicates a party-in-interest to the Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Piper Jaffray Companies has duly caused this annual report to be signed on behalf of the Piper Jaffray Companies Retirement Plan by the undersigned hereunto duly authorized.

PIPER JAFFRAY COMPANIES RETIREMENT PLAN
By: Piper Jaffray Companies, Administrator

/s/ Christine N. Esckilsen
Christine N. Esckilsen
Global Head of Human Capital
Dated: June 27, 2013

EXHIBIT INDEX

Exhibit		Method of
Number	Description	Filing
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith